Teryl Resources Corp.

#185-10751 Shellbridge Way, Richmond, BC V6X 2W8
Phone: 604-278-5996 / 800-664-4616 Fax: 604-278-3409
Web: www.terylresources.com Email: john@terylresources.com

N E W S R E L E A S E

GIL JOINT VENTURE 2000 DRILL PROGRAM,
FAIRBANKS, ALASKA

TERYL RESOURCES CORP.
(the “Company”)

CDNX: TRC.V

For Immediate Release: November 29, 2000 – Vancouver, BC- Teryl Resources Corp. (CDNX: TRC.V) is pleased to announce that a total of 45,547 feet of drilling has been completed this year on the Gil Claim joint venture property.

2000 Totals for Phase I and Phase II are as follows:

RC - 95 holes for a total of	29,768’
Core - 33 holes for a total of	15,762’

-----------------
Total - 128 holes for a total of	45,547’

Potential economic assays exceeding 0.02 ounces gold per ton are as follows:

All other assays drilled this year are attached.

MAIN GIL
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
143	60'	75'	15’	0.0333	168	0'	30'	30'	0.0365	177	210'	275'	65'	0.0362
143	270’	340’	70’	0.0228	168	135'	160'	25'	0.0312
										179	85'	95'	10'	0.2250
158	505'	530'	25'	0.0570	173	25'	65'	40'	0.0767	179	115'	130'	15'	0.0573
158	175'	185'	10'	0.0500	173	80'	120'	40'	0.0321	179	170'	180'	10'	0.0410
					173	125'	140'	15'	0.0286
161	305'	370'	65'	0.0545						180	35'	65'	30'	0.0371
161	395'	425'	30'	0.0396	174	180'	200'	20'	0.0257	180	140'	195'	55'	0.0438
161	210'	225'	15'	0.0623
					175	110'	135'	25'	0.1662	181	220'	240'	20'	0.0545
166	0'	15'	15'	0.0396	175	195'	210'	15'	0.0276	181	265'	285'	20'	0.0375

167	100'	130'	30'	0.1071	176	400'	485'	85'	0.0549	182	80'	110'	30'	0.0895
167	175'	250'	75'	0.0441	176	505'	515'	10'	0.0500
										190	10'	20'	10'	0.0370

MAIN GIL cont.
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
195	100'	110'	10'	0.0950	206	5'	15'	10'	0.0420	213	80'	95'	15'	0.1490
195	335'	360'	25'	0.0244	206	30'	75'	45'	0.0816	213	125'	145'	20'	0.0637
195	395'	440'	45'	0.0321	206	195'	215'	20'	0.0412
					206	235'	275'	40'	0.0208	214	245'	265'	20'	0.0472
196	195'	205'	10'	0.0655	206	300'	325'	25'	0.1064
196	645'	660'	15'	0.0310						215	440'	450'	10'	0.0300
					207	210'	230'	20'	0.0400
199	25'	65'	40'	0.0213	207	335'	350'	15'	0.0326	230	185'	195'	10'	0.0310
										230	225'	235'	10'	0.0465
201	5'	80'	75'	0.1382	209	75'	90'	15'	0.0596
201	205'	255'	50'	0.0849						232	120'	165'	45'	0.0396
201	320'	330'	10'	0.1060	211	5'	25'	20'	0.0635
										239	90'	110'	20'	0.0477
205	170'	225'	55'	0.0406	212	215'	225'	10'	0.0345	239	435'	450'	15'	0.0500
					212	235'	250'	15'	0.0436
										240	25'	55'	30'	0.0318

NORTH GIL
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
162	0'	10'	10'	0.0585	183	290'	300'	10'	0.0385	222	215'	230'	15'	0.1766
										222	275'	285'	10'	0.0555
163	325'	335'	10'	0.0580	192	45'	65'	20'	0.0350
					192	140'	155'	15'	0.0326	223	155'	175'	20'	0.0430
164	210'	225'	15'	0.0390	192	195'	215'	20'	0.0315
164	250'	260'	10'	0.0660						226	85'	100'	15'	0.0390
164	325'	340'	15'	0.0316	193	15'	25'	10'	0.0305	226	135'	165'	30'	0.0385
					193	245'	255'	10'	0.1885
169	135'	150'	15'	0.0310	193	305'	315'	10'	0.0740	227	130'	140'	10'	0.0705
169	330'	440'	110'	0.1217	193	440'	450'	10'	0.1035	227	195'	240'	45'	0.0727

170	65'	75'	10'	0.0445	194	170'	180'	10'	0.0900	233	320'	375'	55'	0.0414

171	40'	60'	20'	0.0287	220	145'	170'	25'	0.0350	234	280'	295'	15'	0.1093
171	150'	175'	25'	0.1582	220	185'	195'	10'	0.0300	234	350'	365'	15'	0.0296
171	365'	385'	20'	0.0405
					221	80'	90'	10'	0.0645	238	215'	280'	65'	0.1237
172	55'	70'	15'	0.0300	221	120'	135'	15'	0.0300	238	300'	310'	10'	0.0350
172	85'	105'	20'	0.0477	221	145'	160'	15'	0.1643	238	390'	400'	10'	0.0375
172	145'	160'	15'	0.0316	221	185'	195'	10'	0.0575
					221	275'	285'	10'	0.0670	241	15'	30'	15'	0.0250

The above assays are for the Phase II drilling only. Phase I results were reported in the Company’s news release on April 18, 2000.

The Company’s joint venture partner, Kinross Gold Corporation, has commenced designing detailed exploration plans for 2001 to further advance the project.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation

Teryl Resources owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.